[BARE ESCENTUALS LETTERHEAD]

March 22, 2010

VIA EDGAR AND FACSIMILE

Jenn Do

Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4631

Re:	Bare Escentuals, Inc.
Form 8-K Item 4.01
Filed March 15, 2010
File No. 0-33048

Dear Ms. Do,

On behalf of Bare Escentuals, Inc., a Delaware corporation (the “Company”), I am writing in response to the comment letter, dated March 15, 2010 (the “Comment Letter”), of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company’s above-referenced Form 8-K, filed on March 15, 2010 (the “Initial Form 8-K”), under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Concurrently herewith, the Company is filing an amendment to its Initial Form 8-K (the “Form 8-K Amendment”) incorporating the revisions described in this letter. For your convenience, a courtesy copy of this letter and the Form 8-K Amendment are being delivered to you.

For the convenience of the Staff’s review, the comments contained in the Comment Letter are set forth in italics, followed by the responses of the Company. Page numbers and other similar references used in the Staff’s comments below refer to the Initial Form 8-K; page numbers and other similar references used in the Company’s responses refer to the Form 8-K Amendment, unless otherwise noted. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Initial Form 8-K.

General

1.	You disclose in the first paragraph under Item 4.01 that “During the two most recent fiscal years ended January 3, 2010 an December 28, 2008, the Company did not have any disagreements with Ernst & Young on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of Ernst & Young, would have caused it to make reference to the subject matter of this disagreement(s) in connection with its report.” Please amend your filing to disclose, if true, that during your two most recent fiscal years and any subsequent interim period through March 9, 2010, there were no disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of the former accountant, would have caused them to make reference thereto in their report. Refer to Item 304(a)(1)(iv) of Regulation S-K .

Company Response: The Company has included the following disclosure in the Amendment to Form 8-K on Page 2 thereof:

“In connection with Purchaser’s acceptance of and payment for the Shares tendered during the Initial Offering Period, on March 9, 2010, the Audit Committee of the Board of Directors of the Company (the “Audit Committee”) accepted the resignation of Ernst & Young LLP (“Ernst & Young”) as the Company’s independent registered public accounting firm. Ernst & Young’s report on the Company’s financial statements for the past two fiscal years ended January 3, 2010 and December 28, 2008, did not contain an adverse opinion or a disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope or accounting principles. During the two most recent fiscal years ended January 3, 2010 and December 28, 2008, and the subsequent interim period through March 9, 2010, (i) the Company did not have any disagreements with Ernst & Young on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of Ernst & Young, would have caused it to make reference to the subject matter of this disagreement(s) in connection with its report; and (ii) there were no “reportable events,” as defined in Item 304(a)(1)(v) of Regulation S-K. The Company has provided Ernst & Young with a copy of the foregoing disclosures and has requested that Ernst & Young furnish it with a letter addressed to the Securities and Exchange Commission stating whether Ernst & Young agrees with the above statements. A copy of the letter furnished in response to that request is attached to this report as Exhibit 16.1 hereto.”

2.	We note the Exhibit 16 letter from Ernst & Young was not filed as an attachment to your Form 8-K. We assume this Form 8-K was provided to them by or on the same date as the filing date. In your amended filing, please ensure that the Exhibit 16 letter from the former accountants, stating whether the accountant agrees with the statements made in your revised Form 8-K, is filed as an exhibit and is timely dated. Refer to Item 403(a)(3) of Regulation S-K.

Company Response: The Company has included the requested letter from Ernst & Young, dated as of March 19, 2010, as Exhibit 16.1 filed with the Form 8-K Amendment.

In connection with the Comment Letter and the Company’s responses thereto, the Company hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the above-referenced filing, (ii) the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the above-referenced filing, and (iii) the Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Should you require further information or have any questions relating to the foregoing, please feel free to contact Amanda McGrady Morrison of Ropes & Gray LLP at (617) 951-7188.

Sincerely,

/s/ Myles McCormick
Myles McCormick,
Chief Executive Officer

Enclosures